Mail Stop 4561

April 23, 2009

Joseph W. Saunders
Chief Executive Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

      Re: **Visa Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2008
               File No. 001-33977

Dear Mr. Saunders:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief